UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of  January 2020
Commission File Number: 001-38145
Auryn Resources Inc.
(Translation of registrant's name into English)
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

SUBMITTED HEREWITH

Exhibits

99.1	Auryn Confirms Age of Mineralizing Intrusives at Sombrero District Equivalent to Major Deposits in the Andahuaylas-Yauri Belt

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Auryn Resources Inc.
(Registrant)

Date: January 17, 2020	/s/ Stacy Rowa
Stacy Rowa
Chief Financial Officer